SMARTMETRIC, INC.

3960 Howard Hughes Parkway, Suite 500

Las Vegas, Nevada 89169

May 15, 2023

VIA EDGAR

Bradley Ecker

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SmartMetric, Inc. (the “Company”)

Offering Statement on Form 1-A

Originally Filed May 8, 2023, and

Amended May 12, 2023 (the “Offering Statement”)

Commission File No. 024-12245

Dear Mr. Ecker:

On behalf of the Company, I respectfully request that the qualification date of the Offering Statement be accelerated and that the Offering Statement be declared qualified May 15, 2023, at 4:00 p.m. EST, or as soon thereafter as is reasonably practicable.

In making this request, the Company represents that the Offering Statement will be approved in the State of Colorado, upon qualification by the Securities and Exchange Commission (the “Commission”), and acknowledges the following:

-	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

-	the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

-	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ Chaya Hendrick

Chaya Hendrick

Chief Executive Officer

SmartMetric, Inc.